UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-194802

AXIALL CORPORATION

(Exact name of registrant as specified in its charter)

1000 Abernathy Road, Suite 1200,

Atlanta, GA 30328

(770) 395 – 4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

EAGLE SPINCO INC.

(Exact name of registrant as specified in its charter)

1000 Abernathy Road, Suite 1200,

Atlanta, GA 30328

(770) 395 – 4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

and certain guarantors identified in the “Table of Additional Registrants” below

4.875% Senior Notes due 2023 of Axiall Corporation (and the guarantees related thereto)

4.625% Senior Notes due 2021 of Eagle Spinco Inc. (and the guarantees related thereto)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

4.875% Senior Notes due 2023 of Axiall Corporation – 39 holders

4.625% Senior Notes due 2021 of Eagle Spinco Inc. – 31 holders

Table of Additional Registrants(1)

Exact Name of Registrant as Specified in its Charter(1)	State or Other Jurisdiction of Incorporation or Organization
Axiall Holdco, Inc.	Delaware
Axiall, LLC	Delaware
Georgia Gulf Lake Charles, LLC	Delaware
Royal Window and Door Profiles Plant 13 Inc.	Pennsylvania
Royal Window and Door Profiles Plant 14 Inc.	Washington
Plastic Trends, Inc.	Michigan
Rome Delaware Corp.	Delaware
Royal Plastics Group (U.S.A.) Limited	Delaware
Eagle Holdco 3 LLC	Delaware
Eagle US 2 LLC	Delaware
Axiall Ohio, Inc.	Delaware
Eagle Natrium LLC	Delaware
Eagle Pipeline, Inc.	Louisiana
PHH Monomers, LLC	Louisiana

(1)	The address and telephone number of each of the additional registrants is: 1000 Abernathy Road, Suite 1200, Atlanta, GA 30328; telephone (770) 395-4500.

Explanatory Note: Eagle Spinco Inc. is a guarantor of Axiall Corporation’s 4.875% Senior Notes due 2023 and Axiall Corporation is a guarantor of Eagle Spinco Inc.’s 4.625% Senior Notes due 2021 (collectively, the “Notes”). See the “Table of Additional Registrants” above for additional registrant guarantors, all of which are guarantors (“Guarantors”) of both series of Notes. During the year ended December 31, 2015, (i) Royal Mouldings Limited, Exterior Portfolio, LLC and Royal Group Sales (USA) Limited, entities that previously were identified as Guarantors, were merged into Royal Building Products (USA) Inc., (ii) Royal Building Products (USA) Inc. was the surviving entity in those mergers as a Guarantor and (iii) Axiall Noteco, Inc. became a Guarantor.

Pursuant to the requirements of the Securities Exchange Act of 1934, Axiall Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AXIALL CORPORATION

Date: September 14, 2016	By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	President

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the additional registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AXIALL HOLDCO, INC.
AXIALL, LLC (f/k/a GEORGIA GULF CHEMICALS & VINYLS, LLC)
GEORGIA GULF LAKE CHARLES, LLC
ROYAL WINDOW AND DOOR PROFILES PLANT 13 INC.
ROYAL WINDOW AND DOOR PROFILES PLANT 14 INC.
PLASTIC TRENDS, INC.
ROME DELAWARE CORP.
ROYAL PLASTICS GROUP (U.S.A.) LIMITED
EAGLE SPINCO INC.
EAGLE HOLDCO 3 LLC
EAGLE US 2 LLC
AXIALL OHIO, INC.
EAGLE NATRIUM LLC
EAGLE PIPELINE, INC.
PHH MONOMERS, LLC
Date: September 14, 2016

	By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	President